Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 of Andalay Solar, Inc. f/k/a Westinghouse Solar, Inc. (“Andalay Solar”) of our report dated March 28, 2013, relating to our audit of the consolidated financial statements of Andalay Solar, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph regarding uncertainty about Andalay Solar, Inc.’s ability to continue as a going concern) included in its Annual Report on Form 10-K, as amended for the year ended December 31, 2012. We also consent to the reference to us under the heading “Experts” in this Registration Statement.

/s/ Burr Pilger Mayer, Inc.
San Francisco, CA
January 24, 2014